As filed with the Securities and Exchange Commission on July 10, 2002

					Registration Number 333-


		       SECURITIES AND EXCHANGE COMMISSION

			    Washington, D.C. 20549


				   FORM S-8

			    REGISTRATION STATEMENT

				    UNDER

			  THE SECURITIES ACT OF 1933

			 ULTRADATA SYSTEMS, INCORPORATED
		------------------------------------------------
	       (Exact name of Registrant as specified in Charter)

  Delaware                                              43-1401158
----------------------------------------------------------------------------
(State of Incorporation)                      (I.R.S. Employer I.D. Number)

	       1240 Dielman Industrial Court, St. Louis, MO 63132
	       --------------------------------------------------
		    (Address of Principal Executive Offices)

				   MONTE ROSS
			Ultradata Systems, Incorporated
			 1240 Dielman Industrial Court
			      St. Louis, MO 63132
				(314) 997-2250
		-------------------------------------------------
	       (Address and Telephone Number of Agent for Service)

				   Copy to:
			       ROBERT BRANTL, ESQ.
			       322 Fourth Street
			       Brooklyn, NY 11215
				 (718) 768-6045

			1994 INCENTIVE STOCK OPTION PLAN
		  AMENDED AND RESTATED 1996 STOCK OPTION PLAN
		  -------------------------------------------
			     (Full Title of Plans)

			CALCULATION OF REGISTRATION FEE


				    Proposed    Proposed
Title of                            Maximum     Maximum
Securities          Amount          Offering    Aggregate     Amount of
to be Registered    to be           Price per   Offering      Registration
Registered          Registered (1)  Share (2)   Price (2)     Fee
---------------------------------------------------------------------------
Common Stock,       390,002 shares    $.234      $91,299       $0 (3)
 $.01 par value



(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the average of the sum of (i) the aggregate exercise price of options for 15,475 shares previously granted under the Plans and (ii) the product resulting from multiplying the remaining 374,527 shares by $.12, the closing price of shares of the Common Stock on the OTC Bulletin Board on July 8, 2002.

(3) Pursuant to Rule 457(p), $8.40 is being offset against the total filing fee due for this registration statement, which is $8.40. That amount represents a portion of the filing fee paid by Ultradata Systems, Incorporated upon filing, on June 16, 2000, of a Registration Statement on Form SB-2 (File No. 333-39434). Of the 2,699,502 shares registered in that filing, 2,633,814 remained unsold when the offering was terminated. Accordingly, $2,107.87 of the $2,160.45 paid with that filing remained available to be offset against future filing fees. Of that sum, $407.10 was applied to the filing fee for the Registrant's Registration Statement on Form SB-2 (File No. 333-39434), but that Registration Statement was subsequently withdrawn without any securities being sold. Accordingly, the full $2,107.87 remains available to be offset against the filing fee due for this registration statement.


				    PART II

	      INFORMATION REQUIRED IN THE REGISTRATION  STATEMENT

Item 3.  Incorporation of Documents by Reference.

	 Ultradata Systems, Incorporated is incorporating by reference the following documents previously filed with the Securities and Exchange
Commission:

	 (a) Ultradata's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001;

	 (b) Ultradata's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002;

	 (c) the description of Ultradata's Common Stock contained in its Registration Statement on Form 8-A.

	 Ultradata is also incorporating by reference all documents hereafter filed by Ultradata pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.  Description of Securities.

	 Not Applicable.

Item 5.  Interests of Named Experts and Counsel.

	 Robert Brantl, Esq., counsel to Ultradata, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl owns 22,000 shares of Ultradata common stock.

Item 6.  Indemnification of Directors and Officers.

	 Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Item 7.  Exemption from Registration Claimed.

	 Not applicable.

Item 8.  Exhibits.

	 4.1 1994 Incentive Stock Option Plan - filed as an exhibit to Ultradata's Registration Statement on Form SB-2 (33-85218C) and incorporated herein by reference.

	 4.2 Amended and Restated 1996 Stock Option Plan - filed as an exhibit to Ultradata's Registration Statement on Form S-8 (333-32098) and incorporated herein by reference.

	 5     Opinion of Robert Brantl, Esq.

	 23.1 Consent of Weinberg & Company, P.A., certified public accountants

	 23.2 Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9.  Undertakings.

	 Ultradata hereby undertakes:

	 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

	 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

	 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

	 (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Ultradata pursuant to the provisions of the General Corporation
Law of the State of Delaware, or otherwise, Ultradata has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Ultradata of expenses incurred or paid by a director, officer or controlling person of Ultradata in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Ultradata will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



			   REOFFER PROSPECTUS


		    ULTRADATA SYSTEMS, INCORPORATED

		    390,002 Shares of Common Stock


	 The shares are being offered by persons who are officers and/or directors of Ultradata. They acquired the shares by exercising stock options issued to them by Ultradata.

	 The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for Ultradata common stock to determine the prices for each sale.
They expect each sale price to be near to the market price at the time of the sale.

	 Ultradata's common stock is listed for trading on the OTC Bulletin Board under the trading symbol "ULTR.OB."

	 Purchase of Ultradata common stock involves risk. Please see "Risk Factors," which begins on page 2.

	 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


		      Ultradata Systems, Incorporated
		       1240 Dielman Industrial Court
			   St. Louis, MO 63132
			       314-997-2250



		The date of this prospectus is July 10, 2002


			    TABLE OF CONTENTS
			    -----------------

RISK FACTORS................................................    -2-

SELLING SHAREHOLDERS........................................    -5-

OTHER AVAILABLE INFORMATION ................................    -5-

INDEMNIFICATION ............................................    -6-


			      RISK FACTORS

	 You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

	 We may not become profitable.

	 During 1998, 1999, 2000 and 2001 combined, we lost over $9.3 million. Our working capital was reduced from $10 million to less than $2 million. In the first quarter of this year, we lost an additional $128,028. Unless our sales increase significantly, we will continue to sustain losses.

	 If the products that we are introducing in 2002 are not successful, the future viability of our business will be in doubt.

	 In the past three years, our sales have fallen sharply, we have significantly reduced our working capital, and the price of our common stock is less than five percent of its price three years ago. Many people, both inside our company and in the investment community, consider our entry into the GPS market (through Travel*Star 24) as the test of our ability to develop and grow as a company. If we fail to capitalize on that opportunity in 2002, whether due to poor planning or factors beyond our control, the failure will likely prevent us from obtaining additional capital.

	 Our sales are highly seasonal, which limits our growth.

	 Retailers continue to categorize our Road Whiz products in the "gifts" niche. As a result, we realize the majority of our sales in the fourth quarter, attributable to holiday shopping. During 2001, we realized over 50% of our sales in the fourth quarter. We expect similar seasonality during 2002. The seasonality of our sales will be alleviated only if we can convince retailers to market our Road Whiz products throughout the year or if our new products develop significant year-round sales. This seasonality limits our growth. It also makes our company unattractive to investors, due to the fact that we can show positive financial results for only one quarter each year.

	 Our borrowing capacity is limited, which makes it difficult for us to finance our orders.

	 Our ability to finance the manufacturing needed to fill purchase orders depends on our ability to borrow money, secured by our working capital. In July 2001, our primary lender did not renew our $1 million credit line.
If we are unable to obtain credit in the future, it could prevent us from filling large orders, which would have a serious negative effect on our marketing relationships.

	 Our primary marketing strategy is to sell our products to mass market retailers. This makes us dependent on a small group of large customers for most of our sales.

	 Our decision in 1998 to focus our marketing efforts on mass market retailers has increased the percentage of our revenues attributable to large customers. In 2000 two new customers accounted for 72.4% of our sales and four customers (including only one of the four largest in 1999) accounted for almost 90% of our sales. In 2001 three customers accounted for over 69% of our sales. We expect a similar pattern in 2002 and thereafter. Our dependence on major customers means that the loss of business from one or more major customers could adversely affect our financial results.

	 Several large marketing enterprises have become involved in the GPS market. We will attempt to compete in this market with relatively meager resources, and could be defeated by the efforts of one or more of our competitors.

	 A product that performs substantially all of the functions of Travel*Star 24 could appear on the market tomorrow, at the price we intend to charge for Travel*Star 24 . Indeed, the success of Travel*Star 24, should it occur, is likely to propel the introduction of competitive products into the market. If the introduction of a comparable product were financed aggressively, Ultradata could find itself unable to market Travel*Star 24 profitably.

	 We will require additional financing if Travel*Star 24 is successful, in order to fund new orders.

	 If the introduction of Travel*Star 24 leads to a large demand for that product, we may need additional funds to pay the costs of manufacturing
inventory.   We will then have to either sell additional equity or finance the orders by some other means. If we are unable to secure the necessary financing, our efforts to establish Travel*Star 24 in the GPS market could be severely hampered.

	 We have limited experience in the automotive after-market. Our lack of experience may cause us to underestimate the challenges facing us in those markets.

	 Our plan is to improve our financial performance by expanding our operations into new markets. This strategy carries the risk of the unknown. Many of our present customers could become customers for Travel*Star 24. However, we expect to also distribute Travel*Star 24 through marketing channels, such as auto parts dealers, with which we have limited experience. We may not anticipate circumstances involving competition, marketing strategy, regulation, or technology that prove harmful to our program for growth.

	 Our future could be adversely affected, if we lost the services of our Chief Executive Officer.

	 Monte Ross has been the primary architect of our business strategy and marketing program. If his services were not available to us, Ultradata would likely be adversely affected until a replacement could be found. We have an employment agreement with Mr. Ross, the term of which expires on October 1, 2003. The agreement provides that Mr. Ross may not compete with Ultradata for one year after termination of his employment.

	 There is no market maker providing strong support for our common stock. As a result, the common stock is low-priced, thinly traded, and subject to relatively wide swings in price.

	 For most of the past three years, with the decline in the Ultradata's business results, interest in our common stock within the investment community has waned. This situation was exacerbated in 2001, when our common stock was removed from Nasdaq to the OTC Bulletin Board. Many brokerage firms will not recommend a security that is quoted only on the OTC Bulletin Board, which further limits interest in our common stock. Unless interest in the common stock is sustained and a thriving market for the common stock reemerges, you may find it impossible to sell Ultradata shares at a profit, and may find it difficult to sell them at all.

	 The Convertible Notes may be converted into large numbers of shares of common stock, which would dilute the value of your shares.

	 Ultradata has issued Convertible Promissory Notes with a face value of $654,913. Ultradata pays a portion of that debt each month. However, until Ultradata pays down the Notes in full, the principal and interest on the Notes may be converted into common stock. The conversion price is 70% of the average closing bid price for the five days preceding the conversion. If the average were $.126 (as it was on July 10, 2002), the principal amount of the Notes would be convertible into 7,425,317 shares of common stock, which would represent 69% of the outstanding shares. This conversion cannot happen all at once, as the Notes cannot be converted during any 90 day period into more than 28% of the trading volume for the common stock during the preceding 66 trading days. But, over time, conversion of the Notes could theoretically convert into 99% of the outstanding common shares, which would render your shares virtually worthless.


			SELLING SHAREHOLDERS

	 The table below contains information regarding the individuals who are using this prospectus to offer common shares.


							     Percentage
		       Shares Owned  Number of  Shares       of Class
Selling                Before        Shares     Owned After  Held After
Shareholder  Position  Offering (1)  Offered    Offering     Offering

________________________________________________________________________

(1) This calculation includes all shares owned beneficially by the shareholder, including options for shares held by the shareholder.

(2) This calculation assumes that all of the options held by all of the selling shareholders have been exercised.




			 OTHER AVAILABLE INFORMATION

	 Ultradata Systems, Incorporated is incorporating into this prospectus by reference the following documents previously filed with the Securities and Exchange Commission:

	 (a) Ultradata's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999;

	 (b) Ultradata's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000;

	 (c) the description of Ultradata's Common Stock contained in its Registration Statement on Form 8-A.

	 Ultradata is also incorporating into this prospectus by reference all documents hereafter filed by Ultradata pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, until the termination of this offering.

	 Upon written or oral request, Ultradata will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to Ernest Clarke, President, Ultradata Systems, Incorporated. 1240 Dielman Industrial Court, St. Louis, MO 63132, telephone: 314-997-2250.

	 Ultradata files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

	 You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.


			   INDEMNIFICATION


	 Our certificate of incorporation provides that our directors shall be
indemnified by us to the extent authorized by Delaware law.   Section 145 of
the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, under certain circumstances. The requisite circumstances are that the party seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute. However, with respect to any action which results in a judgment against the person and in favor of the corporation, the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

	 Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


			       SIGNATURES

	 Pursuant to the requirements of the Securities Act of 1933, Ultradata Systems, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis and the State of Missouri on the 9th day of July, 2002.


				 ULTRADATA SYSTEMS, INCORPORATED



				 By: /s/ Monte Ross
				 ----------------------------
				 Monte Ross
				 Chief Executive Officer


	 Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on July 9, 2002.


Name                            Title
----------------                ---------------------------------------------

/s/ Monte Ross                  Chief Executive Officer, Director
---------------
    Monte Ross

/s/ Ernest Clarke               President, (Chief Financial and Accounting
-----------------                Officer), Director
    Ernest Clarke

/s/ Mark L Peterson             Director
-------------------
    Mark L.Peterson


-------------------             Director
    Donald Rattner

-----------------------         Director
    H. Krollfeifer, Jr.


			   INDEX TO EXHIBITS

5     Opinion of Robert Brantl, Esq.

23.1  Consent of Weinberg & Company, P.A., certified public accountants


		   *       *       *       *       *



							  EXHIBIT 5


			   ROBERT BRANTL, ESQ.
			    322 Fourth Street
			   Brooklyn, NY 11215
			      718-768-6045

July 9, 2002

Ultradata Systems, Incorporated
1240 Dielman Industrial Court
St. Louis, MO 63132

Gentlemen:

With reference to the Registration Statement on Form S-8 which Ultradata Systems, Inc. proposes to file with the Securities and Exchange Commission registering 390,002 common shares which may be offered and sold by Ultradata Systems, Incorporated under the 1994 Incentive Stock Option Plan or the Amended and Restated 1996 Stock Option Plan (the "Shares"), I am of the opinion that all proper corporate proceedings have been taken so that the Shares, upon sale and payment therefor in accordance with the Plans, will be legally issued, fully paid, and nonassessable.

I hereby consent to the filing of this opinion with the Securities and Exchange Commission in connection with the Registration Statement referred to above.


Yours,


/s/ Robert Brantl
-----------------
    Robert Brantl


		   *       *       *       *       *


							 EXHIBIT 23.1

	CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

We hereby consent to the use in the Form S-8 Registration Statement of Ultradata Systems, Inc. of our report for the years ended December 31, 2001 and 2000 dated February 19, 2002, relating to the financial statements of Ultradata Systems, Inc. which appear in such Form S-8, and to the reference to our Firm under the caption "Experts" in the Prospectus.


				    /s/ Weinberg & Company, P.A.
				    ------------------------------
				    WEINBERG & COMPANY, P.A.
				    Certified Public Accountants

Boca Raton, Florida
July 8, 2002